SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 15, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

On August 14, 2007, China Southern Airlines Company Limited (the “Company”) published an announcement on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp. The announcement relates to the Company’s execution of an asset acquisition agreement on August 14, 2007 with China Southern Air Holding Company, a state-owned enterprise established under the laws of the People’s Republic of China and the controlling shareholder of the Company (“CSAHC”) holding approximately 50.3% equity interest in the Company and a connected person of the Company, pursuant to which the Company agreed to acquire and CSAHC agreed to sell (1) the entire equity interests in the China Southern Airlines Group Air Catering Company Limited, (2) the assets of Guangzhou BiHuaYuan Training Centre, including properties and office facilities; and (3) the assets of Nan Lung Travel & Express (Hong Kong) Limited, including properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited held by Nan Lung Travel for a total consideration of RMB269,508,200 (approximately US$35,555,172). The Company’s board of directors also announced that it entered into a transfer agreement on August 14, 2007 with CSAHC pursuant to which the Company agreed to transfer and CSAHC agreed to acquire the 90% shareholding in Guangzhou Aviation Hotel for a consideration of RMB74,723,000 (approximately US$9,857,916). A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: August 15, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

CONNECTED TRANSACTIONS

The Board announces that the Company entered into the Assets Acquisition Agreement on 14 August 2007 (after trading hours) with CSAHC, the controlling shareholder of the Company holding approximately 50.3% equity interest in the Company and a connected person of the Company, pursuant to which the Company agreed to acquire and CSAHC agreed to sell (1) the entire equity interests in the Catering Company, (2) the assets of the Training Centre, including properties and office facilities; and (3) the assets of Nan Lung Travel, including properties and office facilities and the 51% equity interest in Nan Lung Freight held by Nan Lung Travel for a total consideration of RMB269,508,200 (approximately HK$277,593,446).

The Board also announces that the Company entered into the Transfer Agreement on 14 August 2007 (after trading hours) with CSAHC pursuant to which the Company agreed to transfer and CSAHC agreed to acquire the 90% shareholding in Guangzhou Aviation Hotel for a consideration of RMB74,723,000 (approximately HK$76,964,690).

As CSAHC is a connected person of the Company, the Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules. In addition, pursuant to Rule 14A.25 of the Listing Rules, as the relevant applicable percentage ratios for the Transactions, aggregated with the Previous Disposal are more than 0.1% but less than 2.5%, in accordance with Rule 14A.32(1) of the Listing Rules, the Transactions are only subject to the reporting and announcement requirements and are exempted from the independent shareholders' approval requirement under the Listing Rules.

ASSETS ACQUISITION AGREEMENT

Date: 14 August 2007 (after trading hours)

Parties:

Vendor: CSAHC, a controlling shareholder of the Company

Purchaser: the Company

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Assets to be acquired

The assets to be acquired are the following:

(1) the entire equity interests in the Catering Company;

(2) the assets of the Training Centre, including properties and office facilities; and

(3) the assets of Nan Lung Travel, including properties and office facilities and the 51% equity interest in Nan Lung Freight held by Nan Lung Travel.

As valued by中聯資產評估有限公司(China United Assets Appraisal Co., Ltd.) (an independent qualified valuer in the PRC, the valuations of (1) the entire equity interests in the Catering Company amounted to RMB90,170,000 (approximately HK$92,875,100); (2) the assets of the Training Centre amounted to RMB116,226,400 (approximately HK$119,713,192); and (3) the assets of Nan Lung Travel and the 51% equity interest in Nan Lung Freight amounted to RMB63,111,800 (approximately HK$65,005,154). The book values of (1) the entire equity interests in the Catering Company amounted to RMB87,945,200 (approximately HK$90,583,556); (2) the assets of the Training Centre amounted to RMB81,540,400 (approximately HK$83,986,612); and (3) the assets of Nan Lung Travel and the 51% equity interest in Nan Lung Freight amounted to RMB46,198,300 (approximately HK$47,584,249).

In accordance with the PRC accounting standards, the net profit of the Catering Company both before and after taxation for the year ended 31 December 2005 was approximately RMB9,836,900 (approximately HK$10,132,007) and RMB3,091,400 (approximately HK$3,184,142) respectively while the net profit of the Catering Company both before and after taxation for the year ended 31 December 2006 was approximately RMB11,248,300 (approximately HK$11,585,749) and RMB3,719,500 (approximately HK$$3,831,085) respectively. The financial results of the Catering Company will be consolidated with the Group's account after the completion of the Acquisition.

In accordance with the PRC accounting standards, the net profit of Nan Lung Freight both before and after taxation for the year ended 31 December 2005 was approximately HK$9,573,200 and HK$7,897,600 respectively while the net profit of Nan Lung Freight both before and after taxation for the year ended 31 December 2006 was approximately HK$10,215,200 and HK$8,532,200 respectively. The financial results of Nan Lung Freight will be consolidated with the Group's account after the completion of the Acquisition.

Consideration

The aggregate consideration for the Acquisition is RMB269,508,200 (approximately HK$277,593,446) which shall be payable in cash upon completion of the Acquisition.

The consideration for the Acquisition is determined after arm's length negotiation between the parties on normal commercial terms, having taking into account the valuation of the Assets conducted by中聯資產評估有限公司(China United Assets Appraisal Co., Ltd.) (an independent qualified valuer in the PRC) as at 31 August 2006. The valuation is valid for a period of one year and is based on a cost basis approach and an income basis approach. As at 31 August 2006, the total assets value and the net assets value of the Catering Company were RMB 94,407,800 (approximately HK$97,240,034) and RMB 87,945,200 (approximately HK$90,583,556) and the total assets value and the net assets value of Nan Lung Freight were approximately HK$43,753,061 and approximately HK$12,168,626 pursuant to the above valuation. The Acquisition will be financed by the internally generated funds of the Group. The Directors consider that the Acquisition will not have any significant impact on the Group's liquidity.

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Completion

The completion of the Acquisition will take place on 31 August 2007.

INFORMATION OF THE ASSETS TO BE ACQUIRED

The Catering Company is wholly owned by CSAHC. The principal business activity of the Catering Company is the provision of in-flight meals to airlines. On 12 November 2004, the Company entered into a catering service agreement with the Company, pursuant to which the Catering Company agreed to, for a term of three years, supply (1) in-flight meals in accordance with the menus of in-flight meals agreed with the Company from time to time, and in such quantity as the Company should advise the Catering Company in advance; and (2) catering services for different flights of the Company (including normal, additional, chartered and temporary flights) originating or stopping at the domestic airports, mainly in northern China and the Xinjiang regions where the Catering Company provides catering services.

The Training Centre is a training centre established by CSAHC in Guangzhou. The assets of the Training Centre to be acquired are intended to be used for the training operations of the Company.

Nan Lung Travel is a company incorporated in Hong Kong and is wholly owned by CSAHC. The principal business activity of Nan Lung Travel is the provision of the airline and the air cargo agency services. The assets of Nan Lung Travel to be acquired are intended to be used by the Company's operation sectors in Hong Kong. Nan Lung Freight is wholly owned by Nan Lung Travel and is principally engaged in the provisions of air cargo transportation services.

As CSAHC does not have the relevant title documents as to a total of eight properties of the Catering Company with a total area of 8,013.99 square metres and a total of 11 properties of the Training Centre with a total area of 13,948.25 square metres as at the date of this announcement, CSAHC has issued an undertaking letter and undertakes to the Company that:

(1) the relevant title documents shall be obtained by CSAHC for the Company on or before 31 December 2008;

(2) all the cost and expenses arising from the application of the relevant title documents shall be borne by CSAHC; and

(3) CSAHC shall be liable for all the losses of the Company as a result of the outstanding title documents in respect of the 8 properties of the Catering Company with a total area of 8,013.99 square metres and the 11 properties of the Training Centre with a total area of 13,948.25 square metres to be acquired, including but not limited to any production losses or any other losses suffered by the Company as a result of the potential risk arising from and/or in relation to the outstanding title documents.

TRANSFER AGREEMENT

Date: 14 August 2007 (after trading hours)

Parties:

Vendor: the Company

Purchaser: CSAHC, the controlling shareholder of the Company

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Assets to be transferred

The assets to be transferred is the 90% shareholdings in Guangzhou Aviation Hotel.

As valued by中天衡資產評估有限公司(GZAA Incorporated) (an independent qualified valuer in the PRC, the valuations of Guangzhou Aviation Hotel amounted to RMB83,025,600 (approximately HK$85,516,368). The financial results of Guangzhou Aviation Hotel will be deconsolidated from the Group's account after the completion of the Transfer.

Consideration

The consideration for the Transfer is RMB74,723,000 (approximately HK$76,964,690) which shall be payable in cash upon completion of the Transfer.

The consideration for the Transfer is determined after arms length negotiation between the parties on normal commercial terms, having taking into account the valuation of Guangzhou Aviation Hotel conducted by中天衡資產評估有限公司(GZAA Incorporated) (an independent qualified valuer in the PRC) as at 31 August 2006. The valuation is valid for a period of one year and the same is based on a cost basis approach and an income basis approach. As at 31 August 2006, the total assets value and the net assets value of Guangzhou Aviation Hotel were RMB 88,121,100 (approximately HK$90,764,733) and RMB80,866,700 (approximately HK$83,292,701) pursuant to the above valuation.

Completion

The completion of the Transfer will take place on 31 August 2007. Upon completion of the Transfer, Guangzhou Aviation Hotel will no longer be a subsidiary of the Company.

INFORMATION OF THE ASSETS TO BE TRANSFERRED

Guangzhou Aviation Hotel is a joint venture owned as to 90% by the Company and 10% by CSAHC. The Company and China Airlines Group Travel Development Company Limited, entered into a framework agreement on lease, operation and management on 1 January 2006 regarding Guangzhou Aviation Hotel's leasing and providing relevant operation and management service for a fixed term of three years.

USE OF PROCEEDS

The expected gain to be derived from the Transfer before expenses will amount to approximately RMB1,942,970 (approximately HK$2,001,259), which represents the net amount of the consideration of the Transfer of RMB74,723,000 (approximately HK$76,964,690), and the audited consolidated net asset value of Guangzhou Aviation Hotel attributable to the Company as at 31 December 2006 (in accordance with the PRC accounting standards) of approximately RMB72,780,030 (approximately HK$74,963,431). The net proceeds from the Transfer will be used as general working capital of the Group.

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REASONS FOR AND BENEFITS OF ENTERING INTO THE ASSETS ACQUISITION AGREEMENT AND THE TRANSFER AGREEMENT

The principal business activity of the Company is that of civil aviation.

The reasons for the Transactions are to facilitate the Company to optimize its assets structure, better tightening its cost control, reduce the number of connected transactions and enhance the independence of the Company's operations in the long-run. The Transactions have been approved by the State-owned Assets Supervision and Administration Commission in accordance with the applicable state-owned assets rules and regulations in the PRC.

The Directors (including the independent non-executive Directors) consider that the Assets Acquisition Agreement and the Transfer Agreement was entered into after an arm's length negotiation between the Company and CSAHC and the terms therein are on normal commercial terms and the Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies. CSAHC is the controlling shareholder of the Company holding approximately 50.30% equity interest in the Company as of the date of this announcement. Accordingly, CSAHC is a connected person of the Company and the Transactions constitute a connected transaction of the Company under Chapter 14A of the Listing Rules.

In addition, the Company has transferred to CSAHC the Properties within 12 months from the date of this announcement. Please refer to the announcement published by the Company on 28 December 2006 for further details. Pursuant to Rule 14A.25 of the Listing Rules, as the relevant applicable percentage ratios for the Transactions, aggregated with the Previous Disposal, are more than 0.1% but less than 2.5%, in accordance with Rule 14A.32(1) of the Listing Rules, the Transactions together with the Previous Disposal are only subject to the reporting and announcement requirements and are exempted from the independent shareholders' approval requirement under the Listing Rules. Save as disclosed above, the Group did not have any prior transactions with CSAHC which require aggregation in this regard.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"Acquisition"	the acquisition of the Assets from CSAHC by the Company pursuant to the Assets Acquisition Agreement
"Assets"	(1) the entire equity interests in the Catering Company, (2) the assets of the Training Centre, including properties and office facilities; and (3) the assets of Nan Lung Travel, including properties and office facilities and Nan Lung Travel's 51% equity interest in Nan Lung Freight owned by CSAHC
"Assets Acquisition Agreement"	the assets acquisition agreement entered into between the Company and CSAHC dated 14 August 2007 in respect of the Acquisition

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"Board"	the board of Directors
"Business Day"	a day on which banks are open for business in Hong Kong (excluding Saturdays and Sundays)
"Catering Company"	China Southern Airlines Group Air Catering Company Limited, a company incorporated in the PRC with limited liability
"Company"	China Southern Airlines Company Limited
"CSAHC"	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange
"Nan Lung Freight"	Nan Lung International Freight Limited
"Nan Lung Travel"	Nan Lung Travel & Express (Hong Kong) Limited
"PRC"	the People's Republic of China
"Previous Disposal"	the disposal of the Properties from the Company to CSAHC on 28 December 2006
"Properties"	the model 757 aircraft supplies depot, model 737 aircraft supplies depot, model 777 aircraft supplies depot, Building No. 143 aircraft supplies depot, Building No. 144 aircraft supplies depot and a new engine depot located within the vicinity of old Guangzhou Baiyun Airport
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Training Centre"	廣州碧花園訓練中心(Guangzhou BiHuaYuan Training Centre)
"Transactions"	collectively the Acquisition and the Transfer
"Transfer"	the Transfer of the 90% equity interests in Guangzhou Aviation Hotel by the Company to CSAHC

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"Transfer Agreement"	the Transfer Agreement entered into between the Company and CSAHC dated 14 August 2007 in respect of the Transfer
"%"	per cent.

For the purpose of illustration only and unless otherwise specified in this announcement, amounts denominated in RMB have been converted into HK$ at a rate of RMB1.00 to HK$1.03. No representation is made that any amounts in RMB or HK$ could have been or could be converted at the above rate or at any other rates or at all.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
14 August 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

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